SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	English press release entitled, “Partial Amendments to Consolidated Financial Results April 1, 2021 – March 31, 2022.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 25, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Partial Amendments to Consolidated Financial Results April 1, 2021 – March 31, 2022

TOKYO, Japan — May 25, 2022 — ORIX Corporation has amended a part of the Consolidated Financial Results April 1, 2021 – March 31, 2022, which was first announced on May 11, 2022. The amendment is as following.

1. Reason for the amendment

Due to an accounting process error for an ongoing project, there was a discrepancy in an account title in the Condensed Consolidated Balance Sheets as of March 31, 2022, which has now been amended.

2. Amended part

Property under Facility Operations, listed in the Condensed Consolidated Balance Sheets as of March 31, 2022, increased 9,885 million yen from 551,961 million yen to 561,846 million yen. Other Assets (Advances for Property under Facility Operations) reduced by the same amount from 1,742,264 million yen to 1,732,379 million yen.

*	The amended part is underlined.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

Before correction

			(millions of yen)
		As of March 31, 2021	As of March 31, 2022
Assets
Cash and Cash Equivalents		951,242	954,827
Restricted Cash		128,333	136,985
Net Investment in Leases		1,029,518	1,057,973
Installment Loans		3,670,784	3,862,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
March 31, 2022	¥151,601 million
Allowance for Credit Losses		(78,945)	(69,459)
Investment in Operating Leases		1,408,189	1,463,202
Investment in Securities		2,660,443	2,852,349
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
March 31, 2022	¥19,353 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
Property under Facility Operations		491,855	551,961
Investment in Affiliates		887,764	978,033
Trade Notes, Accounts and Other Receivable		354,334	359,949
Inventories		142,156	139,563
Office Facilities		246,399	240,421
Other Assets		1,671,010	1,742,264
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
March 31, 2022	¥5,214 million

Total Assets		13,563,082	14,270,672

Liabilities and Equity
Short-term Debt		307,269	439,639
Deposits		2,317,785	2,276,158
Trade Notes, Accounts and Other Payable		260,712	291,422
Policy Liabilities and Policy Account Balances		1,822,422	1,963,623
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
March 31, 2022	¥198,905 million
Current and Deferred Income Taxes		363,460	461,181
Long-term Debt		4,416,833	4,427,046
Other Liabilities		971,457	1,040,202

Total Liabilities		10,459,938	10,899,271

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	260,479
Retained Earnings		2,744,588	2,909,317
Accumulated Other Comprehensive Income (Loss)		(84,650)	(16,041)
Treasury Stock, at Cost		(111,954)	(113,447)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,261,419
Noncontrolling Interests		74,688	109,982

Total Equity		3,103,144	3,371,401

Total Liabilities and Equity		13,563,082	14,270,672

After correction

		(millions of yen)
		As of March 31, 2021	As of March 31, 2022
Assets
Cash and Cash Equivalents		951,242	954,827
Restricted Cash		128,333	136,985
Net Investment in Leases		1,029,518	1,057,973
Installment Loans		3,670,784	3,862,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
March 31, 2022	¥151,601 million
Allowance for Credit Losses		(78,945)	(69,459)
Investment in Operating Leases		1,408,189	1,463,202
Investment in Securities		2,660,443	2,852,349
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
March 31, 2022	¥19,353 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
Property under Facility Operations		491,855	561,846
Investment in Affiliates		887,764	978,033
Trade Notes, Accounts and Other Receivable		354,334	359,949
Inventories		142,156	139,563
Office Facilities		246,399	240,421
Other Assets		1,671,010	1,732,379
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
March 31, 2022	¥5,214 million

Total Assets		13,563,082	14,270,672

Liabilities and Equity
Short-term Debt		307,269	439,639
Deposits		2,317,785	2,276,158
Trade Notes, Accounts and Other Payable		260,712	291,422
Policy Liabilities and Policy Account Balances		1,822,422	1,963,623
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
March 31, 2022	¥198,905 million
Current and Deferred Income Taxes		363,460	461,181
Long-term Debt		4,416,833	4,427,046
Other Liabilities		971,457	1,040,202

Total Liabilities		10,459,938	10,899,271

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	260,479
Retained Earnings		2,744,588	2,909,317
Accumulated Other Comprehensive Income (Loss)		(84,650)	(16,041)
Treasury Stock, at Cost		(111,954)	(113,447)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,261,419
Noncontrolling Interests		74,688	109,982

Total Equity		3,103,144	3,371,401

Total Liabilities and Equity		13,563,082	14,270,672

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 - March 31, 2022.”